UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

A. M. CASTLE & CO.

(Name of Issuer)

A. M. Castle & Co.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

148411309
(CUSIP Number of Class of Securities)

Jeremy T. Steele
Senior Vice President, General Counsel & Secretary
A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, IL 60523
(847) 455-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Person(s) Filing Statement)

with copies to:

Eric Orsic, Esq.
McDermott Will & Emery LLP
444 West Lake Street, Suite 4000
Chicago, Illinois  60606-0029
(312) 372-2000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$750.00	$0.09

*

Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 1065 shares of common stock for $0.70 per share in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split.

**	Determined pursuant to Rule 0-11(b)(1) by multiplying the Transaction Value by 0.0001091.
☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $0.09	Filing Party: A. M. Castle & Co.
Form or Registration No.: Schedule 13E-3 (File No. 005-31304)	Date Filed: October 30, 2020

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement (the “Schedule”) is being filed by A. M. Castle & Co., a Maryland corporation (the “Company”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction (the “Transaction”) to be implemented by a consolidation of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company.  After careful consideration, and upon the recommendation of a special committee of the Board of Directors, our Board of Directors (the “Board”) believes that the costs associated with being a public reporting company in the U.S. are not justified by the benefits to the Company and its stockholders at the present time.  The primary purpose of the Transaction is to reduce the number of record holders of the Common Stock to fewer than 300, allowing the Company to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act.  After the suspension of our duty to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”), we will cease to file reports and information with the SEC.

To accomplish the reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of its outstanding shares of Common Stock pursuant to Section 2-309(e) of the Maryland General Corporation Law (the “MGCL”), whereby (i) each 10 shares of Common Stock outstanding as of the effective date of the reverse stock split will be combined into one whole share of Common Stock and (ii) the number of issued and outstanding shares of Common Stock will be simultaneously and correspondingly reduced (collectively, the “Reverse Stock Split”).  No fractional shares of Common Stock will be issued as a result of the Reverse Stock Split.  In lieu of issuing any fractional shares to any stockholder as a result of the Reverse Stock Split, the Company will, as permitted by Section 2-214(a)(4) of the MGCL, make, to any stockholder that would otherwise hold a fractional share after giving effect to the Reverse Stock Split, a cash payment in an amount equal to $0.70 per pre-split share of Common Stock, which represents a premium of approximately 70% over the 20-day VWAP (volume weighted average price) of the Common Stock on the Best Market tier of the OTC Markets Group, Inc. (“OTCQX”) beginning on October 9, 2020 and ending on October 28, 2020 (the “Cash Payment”).  Accordingly, any stockholder owning fewer than 10 pre-split shares of Common Stock as of the effective date of the Reverse Stock Split will no longer have an equity interest in the Company and will only be entitled to receive the Cash Payment multiplied by the number of pre-split shares owned by such stockholder.  The total amount of funds necessary to make the Cash Payments to stockholders in connection with the Reverse Stock Split are estimated to be approximately $1,000.  In addition, the expenses incurred to effect the Transaction are estimated to be approximately $167,000.  The funds for the Transaction will come from the Company’s available funds.

Following the Transaction, the Company will have fewer than 300 stockholders of record.  As a result, the Company will be eligible to, and intends to, terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act, after which time the Company will no longer be subject to the periodic reporting requirements under the Exchange Act.

The Reverse Stock Split will be effectuated by filing Articles of Amendment with the State Department of Assessments and Taxation of Maryland, which the Company expects to file no earlier than the twentieth day following the mailing of the Disclosure Statement (as defined below) to stockholders.  Maryland law does not require us to obtain any vote or consent of our stockholders to consummate the Reverse Stock Split.  Accordingly, we are not seeking stockholder approval for the Reverse Stock Split, the subsequent deregistration of the Common Stock, or the suspension of our duty to file periodic reports and other information with the SEC.  The Board reserves the right to abandon, postpone or modify the foregoing for any reason, at any time, before they are consummated.  Under Maryland law and our charter, stockholders are not entitled to dissenter’s rights or any right of appraisal in connection with the Reverse Stock Split.  The Reverse Stock Split will be conducted upon the terms and subject to the conditions set forth in the Company’s disclosure statement, which is attached as Exhibit A to this Schedule (the “Disclosure Statement”).  The information contained in the Disclosure Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference.  Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Statement.

As used herein, “the Company,” “we,” “our” and “us” refers to A. M. Castle & Co., a Maryland corporation, and the “Transaction” refers to the Reverse Stock Split and the related Cash Payment to the stockholders in lieu of the issuance of fractional shares of our Common Stock, as discussed above.

i

Item 1.         Summary Term Sheet.

The information set forth in the Disclosure Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.         Subject Company Information.

(a)           Name and Address.  The Company’s name and address, and the telephone number at that address, are:

A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, Illinois  60523
(847) 455-7111

See also the information set forth in the Disclosure Statement under the caption “Company Information—The Company,” which is incorporated herein by reference.

(b)           Securities.  As of October 28, 2020, the Company had 73,910,334 shares of its Common Stock issued and outstanding.  There are no outstanding shares of any other class or series of stock of the Company.

See also the information set forth in the Disclosure Statement under the caption “Company Information—Company Securities,” which is incorporated herein by reference.

(c)           Trading Market and Price.  The information set forth in the Disclosure Statement under the caption “Company Information—Company Securities” is incorporated herein by reference.

(d)           Dividends.  The information set forth in the Disclosure Statement under the caption “Company Information—Company Securities” is incorporated herein by reference.

(e)           Prior Public Offerings.  The Company has not made an underwritten public offering of the Common Stock in the last three years.

(f)            Prior Stock Purchases.  The Company has not purchased any shares of Common Stock in the last two years.

Item 3.         Identity and Background of Filing Person.

(a)           Name and Address.  The Company is a filing person and its business address is set forth above in Item 2 “Subject Company Information—Name and Address.”

See also the information set forth in the Disclosure Statement under the caption “Company Information—The Company,” and “Company Information—Management” which is incorporated herein by reference.

(b)           Business and Background of Entities.  The information set forth in the Disclosure Statement under the captions “Company Information—Security Ownership of Certain Beneficial Owners and Management” and “Company Information—Management” is incorporated herein by reference.

(c)           Business and Background of Natural Persons.  The information set forth in the Disclosure Statement under the captions “Company Information—Security Ownership of Certain Beneficial Owners and Management” and “Company Information—Management” is incorporated herein by reference.

Item 4.         Terms of the Transaction.

(a)           Material Terms.  The information set forth in the Disclosure Statement under the captions “Summary Term Sheet,” “Special Factors,” “Other Matters Related to the Transaction—No Stockholder Approval Required” and “Other Matters Related to the Transaction—Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b)           Different Terms.  The information set forth in the Disclosure Statement under the captions “Special Factors—Effects of the Transaction” is incorporated herein by reference.

(c)           Appraisal Rights.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—No Dissenter’s or Appraisal Rights” is incorporated herein by reference.

(d)           Provisions for Unaffiliated Security Holders.  The Company has not granted unaffiliated stockholders access to their corporate files, except as required by applicable law, nor have they extended the right to retain counsel or appraisal services at their expense.

See also the information set forth in the Disclosure Statement under the captions “Special Factors—Fairness of the Transaction—Procedural Fairness of the Transaction,” which is incorporated herein by reference.

(e)           Eligibility for Listing or Trading.  Not applicable.

Item 5.         Past Contacts, Transactions, Negotiations and Agreements.

(a)           Transactions.  The information set forth in the Disclosure Statement under the caption “Company Information—Company Securities” is incorporated herein by reference.

(b)           Significant Corporate Events.  None.

(c)           Negotiations or Contracts.  None.

(d)           Agreements Involving the Subject Company’s Securities.  The information set forth in the Disclosure Statement under the captions “Company Information—Company Securities,” “Company Information—Security Ownership of Certain Beneficial Owners and Management” and “Company Information—Related-Party Transactions and Relationships” is incorporated herein by reference.

Item 6.         Purposes of the Transaction and Plans or Proposals.

(a)           Use of Securities Acquired.  All fractional shares resulting from the Reverse Stock Split, to the extent deemed acquired by the Company in the Transaction, will constitute authorized but unissued shares of Common Stock.

See also the information set forth in the Disclosure Statement under the caption “Special Factors—Material Terms,” which is incorporated herein by reference.

(b)           Plans.  The information set forth in the Disclosure Statement under the captions “Special Factors—Purpose of the Transaction” and “Special Factors—Effects of the Transaction” is incorporated herein by reference.

Item 7.         Purposes, Alternatives, Reasons and Effects.

(a)           Purposes.  The information set forth in the Disclosure Statement under the captions “Special Factors—Purpose of the Transaction” and “Special Factors—Background of the Transaction” is incorporated herein by reference.

(b)           Alternatives.  The information set forth in the Disclosure Statement under the caption “Special Factors—Background of the Transaction” is incorporated herein by reference.

(c)           Reasons.  The information set forth in the Disclosure Statement under the caption “Special Factors—Reasons for the Transaction” is incorporated herein by reference.

(d)           Effects.  The information set forth in the Disclosure Statement under the captions “Special Factors—Effects of the Transaction,” “Other Matters Related to the Transaction—Potential Conflicts of Interest” and “Other Matters Related to the Transaction—Certain Material U.S.  Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.         Fairness of the Transaction.

(a)           Fairness.  The information set forth in the Disclosure Statement under the caption “Special Factors—Fairness of the Transaction” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness.  The information set forth in the Disclosure Statement under the caption “Special Factors—Fairness of the Transaction” is incorporated herein by reference.

(c)           Approval of Security Holders.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—No Stockholder Approval Required” is incorporated herein by reference.

(d)           Unaffiliated Representative.  The information set forth in the Disclosure Statement under the caption “Special Factors—Fairness of the Transaction—Procedural Fairness of the Transaction” is incorporated herein by reference.

(e)           Approval of Directors.  Upon the recommendation of a special committee of the Board, all members of the Board approved the Transaction.

See also the information set forth in the Disclosure Statement under the captions “Special Factors—Background of the Transaction” and “Special Factors—Fairness of the Transaction,” which is incorporated herein by reference.

(f)            Other Offers.  None.

Item 9.         Reports, Opinions, Appraisals and Negotiations.

(a)           Report, Opinion or Appraisal.  None.

(b)           Preparer and Summary of the Report, Opinion or Appraisal.  Not applicable.

(c)           Availability of Documents.  Not applicable.

Item 10.  Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—Source and Amount of Funds” is incorporated herein by reference.

(b)           Conditions.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—Source and Amount of Funds” is incorporated herein by reference.

(c)           Expenses.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—Source and Amount of Funds” is incorporated herein by reference.

(d)           Borrowed Funds.  The Company does not intend to borrow funds in connection with the Transaction.  The information set forth in the Disclosure Statement under the caption “Other Matters Related to the Transaction—Source and Amount of Funds” is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company.

(a)           Securities Ownership.  The information set forth in the Disclosure Statement under the captions “Company Information—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Securities Transactions.  The information set forth in the Disclosure Statement under the caption “Company Information—Company Securities” is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

(a)           Intent to Tender or Vote in a Going-Private Transaction.  Not applicable.

(b)           Recommendation of Others.  Not applicable.

Item 13.  Financial Statements.

(a)           Financial Information.  The Company’s unaudited balance sheet as of September 30, 2020 and audited balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity, and cash flows for the nine month period ended September 30, 2020 and each of the years in the two-year period ended December 31, 2019, all of which are incorporated herein by reference to such financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 16, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 27, 2020, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on March 19, 2020.  Each of these documents is attached as an exhibit hereto.

See also the information set forth in the Disclosure Statement under the caption “Financial and Other Information,” which is incorporated herein by reference.

(b)           Pro Forma Information.  Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations.  None.

(b)           Employees and Corporate Assets.  None.

Item 15.  Additional Information

(a)           Information Required by Item 402(t) of Regulation S-K.  Not applicable.

(b)           Other Material Information.  The information contained in the Disclosure Statement, including all exhibits attached thereto, is incorporated herein by reference.

Item 16.  Exhibits

(a)(1)      Not applicable.

v

(a)(2)      Not applicable.

(a)(3)      Disclosure Statement to be mailed to stockholders of the Company.

(a)(4)      Not applicable.

(a)(5)                  Financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 (incorporated by reference to such report filed with SEC on February 27, 2020), as amended by Amendment No. 1 on Form 10-K/A (incorporated by reference to such report filed with the SEC on March 19, 2020).

(a)(6)                  Financial statements and notes thereto included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (incorporated by reference to such report filed with SEC on November 16, 2020).

(b)                                 Not applicable.

(c)                                  Not applicable.

(d)(i)                      Stockholders Agreement dated as of August 31, 2017 by and among A. M. Castle & Co. and certain beneficial owners or holders of record of the New Common Stock signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-A filed with the SEC on August 31, 2017).

(d)(ii)                   Amended and Restated Registration Rights Agreement dated as of March 27, 2020 by and among A. M. Castle & Co. and certain beneficial owners or holders of record of the New Common Stock signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on March 30, 2020).

(f)                                   Not applicable.

(g)                                  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2020	A. M. CASTLE & CO.

	By:	/s/ Jeremy T. Steele
	Name:	Jeremy T. Steele
	Title:	Senior Vice President, General Counsel & Secretary